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                April 14, 2009

Via Facsimile (202) 772-9203 (w/o enclosures),
Via EDGAR (w/ enclosures), and
Via Federal Express (w/ enclosures)

Mellissa Campbell Duru
Special Counsel
U.S. Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	ORBCOMM, Inc. (the "Company") Preliminary Proxy Statement on Schedule 14A filed March 24, 2009 by John C. Levinson Soliciting Materials filed on Schedule 14A filed on March 26, 2009 File No. 1-33118

Dear Ms. Duru:

On behalf of our client, John C. Levinson, in connection with the above-captioned matter, we set forth below responses to the comments received from the staff of the U.S. Securities and Exchange Commission by letter dated March 31, 2009.

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We have also filed, simultaneously herewith, our amended Preliminary Proxy Statement on Schedule 14A and we enclose herewith a copy that is marked against our original filing, for your convenience.

Preliminary Proxy Statement filed March 24, 2009

Letter to Shareholders

Comment No. 1.      You encourage shareholders to vote for your nominees to “increase...direct stockholder representation on the ORBCOMM board.” It would appear that the nominees for the Board if elected would own in the aggregate approximately only 1% of outstanding shares. In contrast, it appears that current directors of the company own in the aggregate approximately 20% of outstanding shares. It is therefore, unclear how a vote for your nominees would result in an increase of direct stockholder representation. Please revise and clarify.

Response.      In response to the staff’s comment, we have revised the conspicuous language that appears at the bottom of page i to read:

WE URGE YOU TO JOIN US IN OUR EFFORT TO INCREASE SHAREHOLDER VALUE AND HAVING REPRESENTATION ON THE ORBCOMM BOARD THAT IS COMMITTED TO ACTING IN THE BEST INTERESTS OF ALL SHAREHOLDERS BY VOTING YOUR GOLD PROXY CARD FOR MSSRS. STEVEN G CHRUST AND MICHAEL MIRON TODAY!

Comment No. 2      Please clarify in the letter and throughout the proxy that proposal 2 is precatory in nature under the requirements of Delaware law, if true. That is, wherever the declassification proposal is mentioned, clarify that if the majority of shareholders voted “yes”, such approval would not result in declassification. Rather, approval of the proposal would only obligate the Board to take the steps necessary to consider whether it should request a subsequent shareholder vote on declassification. In addition, confirm that in future additional soliciting materials referencing this proposal you will also make the foregoing clarification.

Response.      In response to the staff’s comments, throughout our revised Preliminary Proxy, we have clarified that Proposal No. 2 is precatory in nature under the requirements of Delaware law and, therefore, if the majority of shareholders vote “yes”, such approval will not result in declassification of the Company’s Board of Directors. We hereby confirm that in future additional soliciting materials referencing Proposal No. 2, we will make the foregoing clarification.

Comment No. 3.      We note the participants reserve the right to vote for a replacement candidate for election as director. Advise us, with a view toward revised disclosure, whether the participants are required to identify such replacement candidates in order to comply with any applicable company advance notice bylaw. In addition, revise to provide the biographical information with respect to the replacement candidate nominee(s) who may be invited to serve should the nominees for director who have consented to be named and to serve if elected are not able to do so. Rule 14a-4(d)(1), as the participants are aware, does not confer the authority to vote for any person who is not a bona fide nominee.

Response.      In response to the staff’s comment, we have revised the Preliminary Proxy to exclude all references to any replacement candidates or substitute nominees.

Comment No. 4.      Please select the color of your proxy card.

Response.      In response to the staff’s comment, we have selected gold as the color of our proxy card and have revised our Preliminary Proxy accordingly.

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Comment No. 5.      In a separate section of the proxy statement, include a discussion of the background involvement of the participants with ORBCOMM, Inc., including any written or other contacts with representatives of the company.

Response.      In response to the staff’s comment, in a separate section of the proxy statement, we have included a discussion of the background involvement of the participants with ORBCOMM, Inc. as follows:

                Several of the Participants have had past involvement with ORBCOMM. In 2003, Mr. Chrust, through his firm SGC Advisory Services, Inc. and Mr. Nayden, through NACON, LLC, entered into an agreement to provide strategic and financial consulting advice to ORBCOMM. The agreement expired in 2005.

                Mr. Chrust and Mr. Nayden also invested in a $10 million bridge note financing in 2003-4 along with a number of other investors. Mr. Chrust and Mr. Nayden also invested in the Series A Preferred Stock round and introduced SES Global, who led that round to the Company. They also invested in the Series B preferred round lead by PCG and advised by UBS.

                In the fall of 2008, Messrs. Chrust and Miron, requested a meeting with the independent members of the board of directors. On December 8, 2008, they shared their plan for a more active VAR and channel partner management program with the two board members, and while there was no disagreement with any of the elements, the board nevertheless declined any further engagement, and there is no evidence that any of the recommendations are being implemented.

                Mr. Levinson has attended the Company’s quarterly conference calls and has met with analysts who cover the Company. Mr. Levinson also visited January 23, 2007 at its Fort Lee, N.J. location. On January 30, 2009, Mr. Levinson corresponded with the Company stating his nominations and proposal.

Comment No. 6.      Provide disclosure that outlines in a succinct manner the relationship between the participants such as, for example, the relationship between the participants and Centripetal Capital Partners, LLC.

Response.      In response to the staff’s comment, we have amended the Preliminary Proxy to outline the relationship between the participants. The additional disclosure, which appears on page 15, states, “Mr. Levinson and Nakoma Investments are limited partners of Centripetal Capital Partners (“CCP”), of which Mr. Chrust is a control person and which invested in the above-referenced Bridge Note, Series A and Series B Preferred Stock financings and in other unrelated securities offerings. There are no other material relationships among the participants.

Comment No. 7.      It appears that Redwood Capital along with other shareholders contacted the company beginning in the fall of 2008. Please clarify whether Redwood Capital is currently engaged by, or an affiliate of any of the current participants. In addition, please provide your analysis of whether Redwood Capital is a participant in the current solicitation, See Instruction 3 to Item 4(b) of Schedule 14A.

Response.      In response to the staff’s comment, Redwood Capital is neither currently engaged by, nor is an affiliate of, any of the participants. Redwood Capital is not a participant in the solicitation because, to our knowledge, it does not fall within the definition of “participant” or “participant in a solicitation” as set forth in Instruction 3 to Item 4(b) of Schedule 14A. Specifically, to our knowledge, it (i) is not a member of any committee or group which solicits proxies, and is not a person who has taken the initiative or engaged in organizing, directing, or arranging for the financing of any such committee or group; (ii) has not financed or joined with another to finance the solicitation of proxies, (iii) has not loaned money or furnished credit or entered into any other arrangement for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of securities of the registrant by any participant, or by any other persons, in support of our participants; and (iv) is not soliciting proxies on behalf of John Levinson.

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Comment No. 8.      Describe the provisions of the company’s governing instruments which you believe permit you to call a vote on your proposals at the annual meeting. While we note disclosure on page 6 of the proxy, please further describe any steps you have taken to comply with these provisions, such as compliance with any applicable advance notice provisions.

Response.      In response to the staff’s comment, we have included in the revised Preliminary Proxy the following: “We have complied with Article II Section 8(A)(2) of the company’s bylaws, which requires that stockholder motions be submitted 90–120 days prior to the anniversary of the last annual meeting, which was May 2, 2008, resulting in a window period commencing on January 2, 2009 and ending on February 1, 2009.”

Why You Should Vote for Our Nominees, page 3

Comment No. 9.      We refer you to disclosure on page 12 and the agreements you disclose were entered into by Messrs. Miron and Chrust in connection with possible capital raising and/or going private transactions. Please explain how such agreements factor into the nominees’ proposed plans to “capitalize on opportunities, re-vitalize growth and increase shareholder value.” We may have further comment.

Response.      In response to the staff’s comment, page 16 of our revised Preliminary Proxy states that (i) the attempts to take the company private in 2008 were aimed at allowing the company to make needed strategic adjustments and management changes without the additional obligations that come with being a public company and (ii) that since market conditions were not favorable to allow such a transaction, we shifted our efforts to raising capital in order to ensure that the company is adequately financed to launch its second generation satellite constellation in a timely fashion. We have also stated in our revised Preliminary Proxy that the participants have no plans or intentions to take the Company private.

Comment No. 10.      Please include disclosure regarding the conflict of interest that exists given the agreements to which your nominees are party which allow them to be compensated in the event that the company engages in a capital raising transaction and/or an acquisition transaction involving the company.

Response.      In response to the staff’s comment, page 15 of our revised Preliminary Proxy now states: “The Participants acknowledge that this arrangement for a fee paid to Mr. Chrust creates the potential for a conflict of interest. Such a financing will, however, require Board approval, and Mr. Chrust will recuse himself from voting on any aspect of this proposed transaction.”

Comment No. 11.      You indicate the nominees’ intent to effect management and “market engagement strategy” changes. Similar to the disclosure you provide on page 8, wherever you reference the changes the nominees hope to effect, please disclose the limitations on the nominees’ ability to effect such changes given that they would constitute a minority of the Board

Response.      In response to the staff’s comment, wherever we reference the changes that the nominees hope to effect, we disclose the limitations on the nominees’ ability to effect such changes given that they would constitute a minority of the Board.

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Current Board Chairman and His Son Have Presided Over Underperformance, page 3

Comment No. 12.      You disclose that since Marc Eisenberg was appointed as Chief Executive Officer, ORBCOMM shares have fallen approximately 77%. Please provide support for the implied assertion that ORBCOMM’s share price decline is directly attributable to the performance of Mr. Eisenberg. Specifically, please balance your disclosure and reference the impact on ORBCOMM’s share price caused by the significant market volatility that was also experienced during the same period.

Response.      In response to the staff’s comment, page 3 of our revised Preliminary Proxy now states: “While some degradation in the company’s stock price is likely due to increased market volatility and an overall deterioration in economic conditions, we believe that a material portion of it is due to management’s performance, since most of the decline occurred prior to the overall market decline in Sept 2008, and the decline is substantially greater than any of the market benchmarks. Research analysts also point to the company’s underperformance as a reason investors have not purchased the stock or have their shares.” See enclosed Oppenheimer reports, dated November 11, 2008 (“We believe investors should remain on the sidelines until ORBC proves it can execute on its plan to ramp subscribers significantly and until it begins to beat guidance consistently.”) and March 16 2009 (“We remain on the sidelines on the stock until ORBC can prove it can ramp subscribers significantly and beat guidance consistently”; and the report of Raymond James, dated March 23, 2009 (“With the stock trading at a negative enterprise value, the Street apparently believes that ORBCOMM is not a going concern.”)

Comment No. 13.      Support for each statement or assertion of opinion or belief must be self-evident, disclosed in, the proxy materials, or provided to the staff on a supplemental basis, Provide us with support for the statements you make with respect to the following statements:

•	“[w]e believe the company must pursue a more aggressive market engagement strategy.. , to capitalize on its vast opportunities...”; (emphasis added);

•	“[t]he Company has not capitalized on its valuable technology and asset infrastructure, and has failed to deliver on subscriber growth...”;

•	“[t]he demand for the types of services and solutions the Company could be providing has grown and is expected to grow dramatically in a global business environment...”;

•	reference to the projected growth rate for connected device growth “(which best represents the opportunity for ORBCOMM) of 70% compounded over the same time period...”;

•	“[a]gainst this substantial market opportunity, management's operating performance...have disappointed time and again...” (emphasis added);

•	“[w]e believe that weak growth in subscriber communicators contributed to disappointing revenue growth...”;

•	“[m]anagement has failed to demonstrate the strategic vision and operational expertise necessary to develop and achieve the full commercial potential of the Company's technology and its applications...”; and,

•	“[w]ithout significantly accelerating EBITDA growth, the Company may not have the financial resources to stay within management’s 2010-2012 timeframe for the next phase of development.”

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Where the basis of support is other documents such as the Company’s documents citing to the Harbor Research, Inc. report, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely, Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Response.      In response to the staff’s comment, our supplemental materials and revised Preliminary Proxy provide support for the various statements or assertions of opinion or belief and enclosed herewith. Specific references are noted as follows:

•	“[w]e believe the company must pursue a more aggressive market engagement strategy..., to capitalize on its vast opportunities...” (emphasis added)
o	See the Company’s presentations to investors:
•	Oppenheimer conference presentation, dated June 3, 2008 (pp. 5-7)
•	Company presentation, dated August 25, 2008 presentation, downloaded from the ORBCOMM web site (pp. 6-8),
•	UBS conference presentation on Dec 9, 2008 (pp. 5-7), and
•	Raymond James conference presentation March 10, 2009 (pp. 4-6)

•	“[t]he Company has not capitalized on its valuable technology and asset infrastructure, and has failed to deliver on subscriber growth...”
o	See response to Comment No. 12 and table on page 4 of the revised Preliminary Proxy.

•	“[t]he demand for the types of services and solutions the Company could be providing has grown and is expected to grow dramatically in a global business environment...”
o	See the Company’s presentations to investors:
•	Oppenheimer conference presentation, dated June 3, 2008 (pp. 5-7)
•	Company presentation, dated August 25, 2008 presentation, downloaded from the ORBCOMM web site (pp. 6-8),
•	UBS conference presentation on Dec 9, 2008 (pp. 5-7), and
•	Raymond James conference presentation March 10, 2009 (pp. 4-6)

•	reference to the projected growth rate for connected device growth “(which best represents the opportunity for ORBCOMM) of 70% compounded over the same time period...”
o	See the Company’s presentations to investors:
•	Oppenheimer conference presentation, dated June 3, 2008 (pp. 5-7)
•	Company presentation, dated August 25, 2008 presentation, downloaded from the ORBCOMM web site (pp. 6-8),
•	UBS conference presentation on Dec 9, 2008 (pp. 5-7), and
•	Raymond James conference presentation March 10, 2009 (pp. 4-6)

•	“[a]gainst this substantial market opportunity, management's operating performance...have disappointed time and again...” (emphasis added)
o	See table on page 4 and succeeding comments of the revised Preliminary Proxy.
o	See Oppenheimer report, dated November 10, 2008 (“We do remain positive on the long-term Machine-To-Machine opportunity”) and Raymond James report, dated March 17, 2008 (“…we are encouraged by the simple economics of ORBCOMM’s business model that delivers an ROI-based, cost-efficient M2M solution to end-market customers that are large, diverse, and massively underpenetrated.”)

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•	“[w]e believe that weak growth in subscriber communicators contributed to disappointing revenue growth...”
o	See the Company’s presentations to investors:
•	Oppenheimer conference presentation, dated June 3, 2008 (pp. 5-7)
•	Company presentation, dated August 25, 2008 presentation, downloaded from the ORBCOMM web site (pp. 6-8),
•	UBS conference presentation on Dec 9, 2008 (pp. 5-7), and
o	Raymond James conference presentation March 10, 2009 (pp. 4-6).

•	“[m]anagement has failed to demonstrate the strategic vision and operational expertise necessary to develop and achieve the full commercial potential of the Company’s technology and its applications...”
o	See description of Our Action Plan, on page 6 of the revised Preliminary Proxy

•	“[w]ithout significantly accelerating EBITDA growth, the Company may not have the financial resources to stay within management’s 2010-2012 timeframe for the next phase of development.”
o	The company has disclosed that as of 12/31/08 it had $92 million remaining on the contract to build 18 second generation satellites and that it would need an addition $50-60 million to launch them, plus some ground station upgrades and maintenance capital expenditures. Prudently panning for the top of this range indicates that at least $155 million capital is needed and the company had $80 million in cash. The remaining capital need of at least $75+ million must be financed with cash from operations or other sources. Given the continued decline in subscriber growth and analyst forecasts, (with a confirming indicator by Marc Eisenberg at the 4th quarter 2008 earnings call on March 16, 2009 that first quarter 2009 subscriber growth would be about the same as the 4th quarter of 2008.). We are not optimistic that ORBCOMM can generate the necessary cash from operations to finance this within 2009-12. Based on exhibited shortfalls in the Company’s cash flow relative to company-provided guidance, there is weak support for the argument that the Company will be able to generate the remaining needed capital. .While there is a satellite vendor financing line of $20 million, this leaves no margin for error, and the timing of the launches might nevertheless be delayed if operating cash generation is pushed out. It seems therefore that the Company should immediately seek at least $25 million in capital now to ensure that the satellite launches can begin in 2010 and be completed within the following 2 years.

•	In addition, for the disclosures set forth in footnote 2 on page 8, we provide supplementally the following support:
o	Company presentation to the Oppenheimer conference June 3, 2008 (p. 4),
o	presentation downloaded from the ORBCOMM web site, dated Aug 25, 2008 (p. 4),
o	Company presentation at the UBS conference on Dec 9, 2008 (page 4).

Comment No. 14.      Please provide support for your statement that “adjusted EBITDA could be substantially higher than the $1.6 million reported for full year 2008 if there were greater emphasis on revenue growth.”

Response.      In response to the staff’s comment, see footnote 1 of the revised Preliminary Proxy for support of the foregoing statement.

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Comment No. 15.      You disclose that the current CEO, prior to joining ORBCOMM, had limited relevant material experience or expertise in corporate management or in information and telecommunications technologies. Please clarify that Mr. Marc Eisenberg has been employed by ORBCOMM in executive level positions since 2002.

Response.      In response to the staff’s comment, page 4 of our revised Preliminary Proxy clarifies that Mr. Marc Eisenberg has been employed by ORBCOMM in executive level positions since 2002.

Comment No. 16.      Explain the statement that the Company’s opportunities remain very “promising”. Identify the “lost opportunities” to which you make reference. In revising your disclosure, please address the specific plans your nominees have to realize such “opportunities” in the current economic and market environment.

Response.      In response to the staff’s comment, page 4 of our revised Preliminary Proxy describes the nature of the Company’s market opportunity and cites supporting analyst reports, enclosed, and specifies subscriber growth, revenues and profits as the “lost opportunities”.

Comment No. 17.      Please revise your disclosure to explain technical terms or acronyms used. Also, explain in your disclosure the meaning of “excess return” (page 4).

Response.      In response to the staff’s comment, our revised Preliminary Proxy defines or explains technical terms or acronyms where appropriate. We changed term “excess return”, as it appeared in the table on page 4, to “ORBC Return Difference” and is a comparison of ORBCOMM’s share price with the referenced indices.

Comment No. 18.      We note the statement that each of your nominees has “vast” operational experience and financial knowledge. We further note the biographical information presented on page 7. Mr. Chrust’s level of operational experience does not appear to be as significant as that of Mr. Miron. Please revise your disclosure to support your statement that both your nominees have “Vast” or long histories of operational experience.

Response.      In response to the staff’s comment, page 6 of the revised Preliminary Proxy states that each of the director nominees has “broad experience and financial knowledge”. This statement is followed by the following support: “Mr. Miron has a longstanding record of creating, developing, transforming and managing businesses enabled or leveraged by advanced information and telecommunications technologies. He has been a general manager, business founder, strategist, business developer and investor in a variety of both large and small enterprises. Mr. Chrust is a highly successful investor, entrepreneur and corporate advisor, and has served as a director of several public and privately held companies. He was an early investor in ORBCOMM, providing financing after the Company’s emergence from bankruptcy and participating in both rounds of preferred equity capital financing.”

Our Action Plan, page 5

Comment No. 19.      Please provide further support regarding why a change is needed from the Company’s “flawed strategy” of positioning itself as a pure wholesaler of satellite transport services. Provide support for your implied assertion that the alternate market engagement strategy would be more successful than the strategy currently being used.

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Response.      In response to the staff’s comment, page 6 of the revised Preliminary Proxy contains the following supplemental disclosure: “Drawing from their experience in making technology businesses successful, our nominees believe the key to subscriber growth is to accelerate the development and deployment of relevant applications that result in increased demand for the Company’s satellite data services. The Company repeatedly promotes that fact that it has “no customer acquisition costs” at investor conferences and has operated without a head of marketing and sales for more than a year. Our Nominees believe that this is indicative of a relatively passive approach to market engagement by letting channel partners and OEM customers determine the pace and breadth of the deployment of applications. While we are not advocating the buildout of an expensive, large-scale direct-sales infrastructure, without a change to this ‘pure wholesale strategy,’ we believe that the Company will continue to deliver tepid and disappointing subscriber growth.”

Comment No. 20.      We note your disclosure that Mr. Miron has been “instrumental in evaluating ORBCOMM’s operations and developing recommendations for improving and creating shareholder value upon the election of [your] Nominees,” Disclose who received that evaluation. Were the results of the evaluation the reason, in whole or in part, your decision to nominate a slate to compete with the company’s slate of nominees?

Response.      In response to the staff’s comment, page 6 of the revised Preliminary Proxy discloses that the evaluation was disclosed to two of the members of the Company’s board of directors and that there is no evidence that any of the recommendations are being implemented, as follows:

Our Nominees’ plan involves a more active VAR and channel partner management program in order to orchestrate the development of solutions that can deploy more rapidly. Mr. Chrust and Mr. Miron shared this plan with two members of the Company’s board of directors on December 8, 2008, and while there was no disagreement with any of the elements, the board nevertheless declined any further engagement, and there is no evidence that any of the recommendations are being implemented. As a result, we felt compelled to nominate them to press for needed change.

Comment No. 21.      Describe the "objectives" Mr. Miron has defined in connection with the appointment of new members of management.

Response.      In response to the staff’s comment, page 7 of the revised Preliminary Proxy discloses key objectives for each new position identified.

Comment No. 22.      Provide support for your disclosure that management has “repeatedly stated its firm commitment to avoid raising capital, including the willingness to defer the launch schedule in order to conserve cash if necessary.”

Response.      In response to the staff’s comment, at each of its public presentations, the Company has emphasized that they believed that it had capital sources identified (e.g. Company’s presentation to Oppenheimer on June 3, 2008 (page 14); Company’s Investor Presentation, dated August 25, 2008 (page 17); Presentation to UBS, dated December 9, 2008 (page 19), presentation to Raymond James, dated March 9, 2009 (page 19). At the Needham conference on Jan 6, 2009, Marc Eisenberg stated “We are determined not to raise money.” At the Company’s 4th Quarter 2008 earnings conference call, held on March 16, 2009, Marc Eisenberg stated that “we do not currently anticipate a need to access the capital markets.” He also said, “it’s likely that we start launching at the beginning of 2011.” In prior public presentations, the launches had been planned to begin in 2010 (see Oppenheimer presentation, (page 9), Investor presentation (page 16)) or later less specific times (see UBS presentation, page 18) and no mention of launch schedule (see Raymond James presentation dated March 9, 2009). Selections from the aforesaid presentations are enclosed herewith.

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Comment No. 23.      Please revise to disclose the terms of the $25 million in financing your nominees’ believe is necessary to fully deploy the next generation of satellites. In particular, please specify:

•	why you believe $25 million versus any other amount is needed;
•	when you believe such action could be approved given ‘what you indicate has been reluctance on the part of company management to engage in a capital raising transaction;
•	the challenges parties face in raising capital given the current economic environment;
•	further details of the conversations and contacts made regarding the terms and likelihood of such financing being made available; and,
•	details regarding the number and types of persons or entities contacted

Response.      In response to the staff’s comments, page 8 of our revised Preliminary Proxy discloses that the nominees have not had any material discussion regarding the terms of a financing that will be at least $25 million and discussed why we believe a financing of at least $25 million is necessary. See page 8 for (i) an explanation of why such a financing would be approved by the Company’s board of directors, (ii) specification of the challenges that the parties face in raising capital, given the current economic environment (iii) further details of the conversations. We have contacted approximately 20 private equity firms and have had detailed discussions with a number of them.

Comment No. 24.      Clarify under this heading whether the financial advisory firm referenced on page 12 is assisting the nominees currently with respect to the $25 million capital raising transaction you are describing in this bullet point. Further supplement your disclosure to specify the amount of the fee arrangements Mr. Miron indicated the Company would potentially pay to the advisory firm and Mr. Chrust (in his capacity as a consultant) should a financing be arranged.

Response.      In response to the staff’s comment, the financial advisory fee would be $750,000 plus 5% of capital raised, payable 50% in stock and 50% in cash, with expenses reimbursed in connection with the capital raise discussions, and 25% of the advisor’s fee could be paid to Mr. Chrust in his capacity as a consultant. The aforementioned is now disclosed in the revised Preliminary Proxy. In footnote 4 on page 8, we have clarified under this heading that the financial advisory firm referenced on page 12 is not assisting the nominees currently with respect to the $25 million capital raising transaction.

Comment No. 25.      We refer you to disclosure on page 12. Please provide disclosure of Mr. Miron’s agreements to locate potential investors who would be willing to take the company private. Please identify the parties to such agreements and explain the details of such agreements. Disclose why Messrs. Miron and Chrust believed that such agreements were warranted and whether either of the nominees intends to lobby for a going private transaction if elected to the Board.

Response.      In response to the staff’s comment, our revised Preliminary Proxy contains the following revised disclosure:

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Within the last year, the Nominees arranged for Mr. Miron to retain a New York-based investment banking firm to assist him in attempting to locate potential investors to participate in taking the Company private in order to allow the Company to meet its network replacement needs, make needed strategy adjustments, management changes, and capital infusions without the additional obligations that come with being a public company. At that time, the company’s stock price was much higher than it is currently (although still significantly below the IPO price), and a going private proposal would likely have been at a substantial premium to that price, and if approved by them, would have resulted in an expeditious way for all shareholders to realize significant value. However, the combination of continued poor company performance, and the significant continued erosion in stock price coupled with the increased turmoil in the financial markets made a going private transaction much more difficult as a way to create shareholder value. As a result, the Nominees abandoned any plans to take the company private, and instead have focused on raising working capital for the Company as described above. Pursuant to the above-referenced agreement Mr. Miron would have used his best efforts to cause the firm to have been paid investment banking fees of 2% of the aggregate consideration paid for all of the Company’s equity securities in the event an investor acquired a controlling interest in the Company. In connection with that engagement, this investment banking firm retained Mr. Chrust as a consultant with the understanding that Mr. Chrust would share 40% of the investment banking fees paid. Mr. Chrust and Mr. Miron had an understanding that Mr. Chrust would share some of those fees with Mr. Miron. All agreements and understandings with respect to the foregoing have since expired and/or been terminated, except that if one of the capital sources identified by the firm during the engagement completes a transaction that results in a change of control of the Company prior to December 2009, then Mr. Miron would use his best efforts to cause the Company or the capital source to pay a fee to the firm. This investment banking firm is not a participant in the current solicitation, nor is it engaged by, or an affiliate of any of the Participants. The Nominees have no plans or intention to pursue a going private transaction. In the event that the Nominees are elected, they would fulfill their fiduciary obligation to consider any proposal made to the Company in the future as to whether is was in the best interests of the Company and its shareholders.

Proposal No. 2

Comment No. 26.      Please explain why you regard “as unfounded the concern expressed by some that annual election of all directors could leave companies without experienced directors in the event that all incumbents are voted out by shareholders.”

Response.      Our Preliminary Proxy provides the following requested explanation: “While the Company may argue that directors need and deserve continuity, it should become aware that continuity and tenure may be best assured when their performance as directors is exemplary and is deemed beneficial to the best interests of the Company and its shareholders (page 9)”.

As a further explanation, we have included in our revised Preliminary Proxy the following:

“If the shareholders of the Company are so motivated to take the unusual action of voting all directors out that means the performance or malfeasance is so extraordinary so as to outweigh any benefit of retained experience. It should not be used to deprive the shareholders of the Company to make such changes. We further believe that qualified and value added directors would be available in the event such action was taken.”

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Other Proposals, page 9

Comment No. 27.      As done on page 2 of the proxy statement and on the form of proxy card, please revise your disclosure on this page to clarify that proxies may only be voted at the discretion of the proponent on matters which the proponent did not know a reasonable time before the solicitation. Clarify that you will provide updated information if any such action occurs in advance of the meeting date and within a reasonable amount of time such that supplemental soliciting materials could be disseminated. See Rule 14a-4 (c)(3).

Response.      In response to the staff’s comment, we have clarified that proxies may only be voted at the discretion of the proponent on matters which the proponent did not know a reasonable time before the solicitation and that we will provide updated information if any such action occurs in advance of the meeting date and within a reasonable amount of time such that supplemental soliciting materials could be disseminated.

Additional Information, page 11

Comment No. 28.      You refer security holders to information that you are required to provide that will be contained in the company’s proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Response.      We intend to disseminate our proxy statement subsequent to the Company’s distribution of its proxy statement to security holders.

Proxy Solicitation; Expenses, page 11

Comment No. 29.      It appears that you intend to solicit proxies in person, via mail, telephonically, through telecopier, telegraph or email. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response.      We hereby confirm our understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.

Comment No. 30.      Your disclosure elsewhere suggests that you will solicit proxies via the Internet, Please confirm. If you do solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

Response.      We do not intend to solicit proxies via the Internet.

Comment No. 31.      Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf

Response.      We hereby confirm that we will post our proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials.

12

Comment No. 32.      Please supplement your disclosure to specify the solicitation costs incurred to date, See Item 4(b)(4) of Schedule 14A.

Response.      In response to the staff’s comment, our revised Preliminary Proxy discloses that the costs incurred to date by the Participants is approximately $80,000.

Certain Information Concerning the Participants, page 12

Comment No. 33.      Supplementally provide us with the agreements referenced in this section that were executed between the nominees and the banking and/or financial advisory firms. Please tell us if any of the banking firms and/or advisory firms provided funds to the participants to assist in engaging in the current solicitation. We may have further comment.

Response.      In response to the staff’s comment, we enclose herewith the agreements referenced in this section that were executed between the nominees and the banking and/or financial advisory firms, none of which have provided funds to the participants to assist in engaging in the current solicitation.

Form of Proxy Card

Comment No. 34.      We refer you to Rule 14a-4(a)(1). Please revise the form of proxy to clearly indicate that the proxy is not being solicited by the Board of Directors of the company.

Response.      In response to the staff’s comment, our revised proxy card clearly indicates that the proxy is not being solicited by the Board of Directors of the Company.

Soliciting Materials Filed on March 26, 2009

Comment No. 35.      Please ensure that each written communication used during the solicitation conforms with the requirements of 14a-12 of Regulation 14A. In this regard, the presentation materials filed did not include the information specified in 14a-12 (a)(1)(i) and include the legend specified by 14a-12(a)(I)(ii). Please ensure that written materials filed in the future comply with the requirements specified in Rule 14a-12.

Response.      We will ensure that written materials filed in the future will comply with the requirements of Rule 14a-12.

Comment No. 36.      Please provide us with support for the statements you make with respect to the following statements

•	the statement that ORBCOMM is a “uniquely positioned but under-managed asset,
•	the market share and CAGR estimates cited to throughout the materials; and
•	references to the recurring nature of service revenue that has “significant potential to increase” and the potential for “very high returns at scale”

Where the basis of support is other documents provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely, Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

13

Response.      In response to the staff’s comment, see the references below each of the following statement:
•	the statement that ORBCOMM is a “uniquely positioned but under-managed asset,
o	See the Company’s presentations to investors:
•	Oppenheimer conference presentation, dated June 3, 2008 (pp. 5-7)
•	Company presentation, dated August 25, 2008 presentation, downloaded from the ORBCOMM web site (pp. 6-8),
•	UBS conference presentation on Dec 9, 2008 (pp. 5-7), and
•	Raymond James conference presentation March 10, 2009 (pp. 4-6)

•	the market share and CAGR estimates cited to throughout the materials
o	See enclosed spreadsheet which shows the Compound Annual Growth Rates.
o	See enclosed spreadsheet entitled, "Supplemental Materials to Support Market Share Size and Growth"

•	references to the recurring nature of service revenue that has “significant potential to increase” and the potential for “very high returns at scale.”
o	See presentation to Raymond James, dated March 10, 2009 (p. 11).

Comment No. 37.      We refer you to the footnote accompanying the data presented on page 31 of the presentation. As noted therein, the estimates provided were based on a subjective extrapolation of data by the participants. Please supplementally provide us with support for such estimates. Where the basis of support are other documents, such as the Oppenheimer research report referenced, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the solutes of all data utilized. In addition, advise us what consideration, if any, has been given to adhering to the disclosure standards enunciated in Exchange Act Release No. 16833 (May 23, 1980).

Response.      In response to the staff’s comment, we enclose the Oppenheimer research report dated March 16, 2009.

Also please refer to the relevant operating model excerpt from page 5 thereof.

The table on page 31 of the presentation is intended to demonstrate the Participants’ point of view that the company is at risk of running out of cash before it can successfully fully launch the next generation of satellites. As such, it is also support for the opinion that the company should raise incremental capital of at least $25 million.

As noted, each of the Profit & Loss line items for 2009, 2010 and 2011, including Revenue, Operating Income, Depreciation & Amortization, Non-Cash Stock Compensation, Interest Income, Other Income, Interest Expense, Minority Interest, and Adjusted EBITDA, can be traced to the enclosed Oppenheimer report. Although the report does not contain a line item reflecting Operating Cash Flow, this line can be both calculated from the individual components disclosed (as we have done), and reconciled to the report using the line “Free Cash Flow” and adding the Oppenheimer estimate for “Cap-Ex” in each period.

14

As noted, we have extrapolated 2012. This was necessary as the company’s capital expenditure plan for launching the second generation of satellites runs specifically through 2012, but the Oppenheimer research does not extend to this period. We have extrapolated based on what we believe is a reasonable continuation of 25% top-line revenue growth (on top of the Oppenheimer analyst’s 24% in 2011) with what we believe is a reasonable escalation in operating income margin and Adjusted EBITDA margin reflecting the scalability in the company’s operating model. Other “below the line” line items were kept constant, except for interest income, which has been reduced to $0 based on the indicated depletion of cash in 2012.

As noted, our Capital Expenditure assumptions are based on figures disclosed verbally by management at the March 10, 2009 Raymond James conference presentation. At this conference, management indicated the following estimated ranges for Cap Ex: 2009: $25-35mm; 2010: $30-40mm; 2011: $55-65mm; 2012: $20-30mm. It has been our understanding that the low and high end of these annual ranges are not cumulative, but indicative of each individual year’s range. Our cumulative Cap Ex estimate is based on the facts that the satellite contract with Sierra Nevada is in total $117mm (per 10-k), and the company has disclosed that $24.6mm has been paid under this contract as of 12/31/2008 (per 10-k), leaving $92.4mm balance to be paid. Separately, management has historically noted their estimates of $50-60mm for incremental launch costs. Adding $92.4mm for the satellites, $60mm management high end for launch costs, and an incremental $5mm which we have estimated for ongoing maintenance of existing technology infrastructure yields our estimate of $157.4mm total Cap Ex required to successfully launch the second generation of satellites over the 2009-2012 period.

The cash balance roll-forward demonstrates that under the previously described operating and Cap Ex assumptions, the company will deplete its cash in the 2011-2012 timeframe. The beginning cash balance is based upon cash and outstanding debt balances disclosed in the company’s 12/31/08 10-k.

As previously noted, this table is intended to demonstrate the participants’ view that the company is at risk of running out of cash prior to successfully launching the second generation of satellites. We believe we have adequately referenced third party Oppenheimer research, management guidance, and our own reasonable estimates where applicable, and demonstrated the math in sufficient detail, to allow shareholders to both follow the computations in the analysis, and draw their own conclusions should they have a different view than the Oppenheimer analyst, management’s guidance, or our extrapolation for 2012.

We have considered the disclosure standards enunciated in Exchange Act Release No. 34-16833 (May 23, 1980), and have included explanations of our valuation assumptions in the revised Preliminary Proxy and determined that, given that we do not make any representation concerning the Company’s valuation, the Preliminary Proxy contains no disclosure of any underlying valuation assumptions.

Indeed, the revised Preliminary Proxy states,

…other than discussions of the amount of at least $25 million, [we] have not had any material discussions on terms, valuation, conditions etc., all of which would ultimately be affected by access to company information if our Nominees our elected.

Comment No. 38.      Avoid statements that directly or indirectly impugn character, integrity or personal, reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. Please revise to delete or provide a sufficient basis for your assertions in the document. For example, you refer to the father and son relationship between the Chairman of the Board and the CEO that creates “manifestly inappropriate and unacceptable” conflict of interests for both Messrs. Eisenberg.

Response.      In response to the staff’s comments, we will avoid such statements without factual foundation and we have revised our Preliminary Proxy to state that the father and son relationship creates “creates the possibility for a conflict of interest for both Mssrs. Eisenberg.”

15

Comment No. 39.      In future filings please highlight your nominees’ limitations in effecting any of the strategies and plans you describe given that they would constitute a minority of the Board.

Response.      In response to staff’s comments, we will note that, if successful, the nominees may be limited in effecting any of their strategies and plans given that they would constitute a minority of the Board.

*          *          *

                Should any member of the staff have any questions concerning this letter or desire any further information or clarification, please do not hesitate to contact me or Andrew Walsh, Esq., at (203) 838-8500.

If at all possible, we would appreciate your guidance on the issues raised by this letter by the end of business on April 17, 2009.

Very truly yours,

Duane L. Berlin

Enclosures (submitted via Federal Express)
1.	Oppenheimer research report dated March 16, 2009, (Comment 37)
2.	Selections from Oppenheimer research report, dated November 10, 2008. (Comments 16, 37)
3.	Selections from Agreement between Redwood Capital and SGC Advisory Services, Inc. (Comment 25)
4.	Selections from Agreement between Londonderry Capital and SGC Advisory Services, Inc. (Comment 33)
5.	Selections from The Company’s presentations to investors:
•	Oppenheimer conference presentation, (June 3, 2008) (Comments 13 & 36)
•	Company presentation, downloaded from the ORBCOMM web site (August 25, 2008) (Comment 13),
•	UBS conference presentation (December 9, 2008), (Comments 13 & 22), and
•	Raymond James conference presentation (March 10, 2009) (Comments 13, 16, 22, and 37).
6.	Supplemental Materials to Support Market Share Size and Growth (spreadsheet)

cc:	John C. Levinson

16

Enclosure 1: Oppenheimer research report dated March 16, 2009

EQUITY RESEARCH COMPANY UPDATE

March 16, 2009	TELECOMMUNICATION SERVICES/COMMUNICATIONS SERVICES

ORBCOMM, Inc.

Weak 4Q08; Outlook Uncertain; Reducing Estimates

SUMMARY

ORBC reported 4Q08 recurring EPS of -$0.02 vs. our estimate of $0.01 and consensus of -$0.01. On a reported basis, EPS was -$0.05 reflecting non-cash compensation. Revenues and Margins came in weaker than our estimates, though we note margins were impacted by one-time expenses associated with moving ORBC's network operating facility. The company did not provide full 2009 guidance, though did guide to capex of $25-$30M. We are decreasing our 2009 EPS estimates to -$0.01 (from $0.07) to account for lower customer volumes, higher depreciation, and the weak trends evident in 4Q. Our 2010 EPS estimate is $0.08.

KEY POINTS

•	ORBC reported 4Q08 recurring EPS of -$0.02 vs. our estimate of $0.01 and consensus of -$0.01. On a reported basis, EPS were -$0.05 reflecting non-cash compensation. See Exhibit 1 for Selected Performance Data.

•	Revenues of $8.5M came in weaker than our $8.6M estimate, while EBITDA margins were significantly weaker (9.3% vs. our estimate of 16.4%). We note that results were impacted by expenses associated with moving the company's network operating facility.

•	The company did not provide full 2009 guidance, though FY09 capex was guided to $25-$30M. Further details will be provided when ORBC reports 1Q09 results, but visibility appears murky. ORBC did note that 1Q subscriber additions are tracking lower sequentially (in-line satellite adds offset by higher terrestrial churn).

•	ORBC will be taking a $7M non-cash charge in 1Q09 to write off the quick launch satellite which is not operational. Positively, Non-Coast Guard ARPU held relatively stable sequentially.

•	We are decreasing our 2009 EPS estimate to -$0.01 (from $0.07) to account for lower customer volumes, higher depreciation, and the weak trends evident in 4Q. Our 2010 EPS estimate is $0.08. We remain on the sidelines on the stock until ORBC can prove it can ramp subscribers significantly and beat guidance consistently.

Company Description

ORBCOMM, Inc. is a leading global satellite data communications company focused exclusively on machine-to-machine (M2M) communications.

See "Important Disclosures and Certifications" section at the end of this report for important disclosures, including potential conflicts of interest.
See "Price Target Calculation" and "Key Risks to Price Target" sections at the end of this report, where applicable.

Oppenheimer & Co Inc. 300 Madison Avenue 4th Floor New York, NY 10017 Tel: 800-221-5588 Fax: 212-667-8229

ORBCOMM, Inc.

Exhibit 1 - Orbcomm Selected Performance Data

	4Q07	1Q08	2Q08	3Q08	4Q08	4Q08E	Consensus
Recurring EPS	$0.04	($0.01)	$0.00	($0.00)	($0.02)	$0.01	($0.01)
Revenue Growth (%)	36.8%	-1.4%	16.6%	15.3%	-1.5%	-0.3%	0.3%
EBITDA Margin (%)	15.2%	-11.5%	2.3%	9.8%	9.3%	16.4%	13.4%
Gross Margin (%)	53.7%	55.8%	59.1%	59.1%	59.2%	61.4%	54.4%
Net New Subs	34	29	40	21	19	19	NA
Source: Company reports; First Call; Oppenheimer & Co. Inc. estimates.

2

Intentionally Omitted

3

Intentionally Omitted

4

Exhibit 4: ORBCOMM 2005-2011 Annual Model ($ in thousands, except per share data)

								Year Over Year % Change						CAGR

Consolidated model	2005	2006	2007	2008	2009E	2010E	2011E	2006	2007	2008	2009E	2010E	2011E	'06-'11

Total Services Revenues	7,804	11,561	17,717	23,812	31,371	37,440	47,887	48.1%	53.2%	34.4%	31.7%	19.3%	27.9%	32.9%
% of total revenues	50.3%	47.1%	62.9%	79.1%	82.2%	84.6%	87.6%
Product sales	7,723	12,959	10,435	6,280	6,800	6,800	6,800	67.8%	(19.5%)	(39.8%)	15.0%	0.0%	0.0%	(12.1%)
% of total revenues	49.7%	52.9%	37.1%	20.9%	17.8%	15.4%	12.4%
Total revenue	15,527	24,520	28,152	30,092	38,171	44,240	54,687	57.9%	14.8%	6.9%	26.8%	15.9%	23.6%	17.4%

Cost of services	4,234	5,918	5,192	6,445	7,522	8,424	9,577	39.8%	(12.3%)	24.1%	16.7%	12.0%	13.7%	10.1%
% of service revenue	54.3%	51.2%	29.3%	27.1%	24.0%	22.5%	20.0%
Cost of product sales	6,459	12,021	9,962	6,047	6,290	6,256	6,256	86.1%	(17.1%)	(39.3%)	4.0%	(0.5%)	0.0%	(12.2%)
% of product revenue	83.6%	92.8%	95.5%	96.3%	92.5%	92.0%	92.0%

Gross Profit	4,834	6,581	12,998	17,600	24,360	29,560	38,854	36.1%	97.5%	35.4%	38.4%	21.3%	31.4%	42.6%
% of total revenue	31.1%	26.8%	46.2%	58.5%	63.8%	66.8%	71.0%

Selling, general and administrative	9,161	12,376	13,809	15,460	17,344	18,802	21,875	35.1%	11.6%	12.0%	12.2%	8.4%	16.3%	12.1%
% of revenue	59.0%	50.5%	49.1%	51.4%	45.4%	42.5%	40.0%
Product development	1,330	1,720	992	1,065	1,336	1,548	1,914	29.3%	(42.3%)	7.4%	25.4%	15.9%	23.6%	2.2%
% of revenue	8.6%	7.0%	3.5%	3.5%	3.5%	3.5%	3.5%

Adjusted EBITDA	(5,657)	(7,515)	(1,803)	1,075	5,679	9,210	15,065	NM	NM	NM	NM	62.2%	63.6%	NM
EBITDA margin	(36.4%)	(30.6%)	(6.4%)	3.6%	14.9%	20.8%	27.5%
Incremental EBITDA margin	15.2%	(20.7%)	157.3%	148.4%	57.0%	58.2%	56.0%

Depreciation & amortization	1,982	2,371	2,415	3,236	6,168	6,194	6,152	19.6%	1.9%	34.0%	90.6%	0.4%	(0.7%)	21.0%
% of revenue	12.8%	9.7%	8.6%	10.8%	16.2%	14.0%	11.3%
% of prior quarter's PP&E (annualized)				4.5%	5.9%	5.4%	4.0%

Non-cash stock compensation	201	3,945	4,445	3,706	4,000	4,000	4,000	NM	12.7%	(16.6%)	7.9%	0.0%	0.0%	0.3%

Operating income	(7,840)	(13,831)	(8,663)	(5,867)	(4,489)	(984)	4,912	NM	NM	NM	NM	NM	NM	NM
% of revenue	(50.5%)	(56.4%)	(30.8%)	(19.5%)	(11.8%)	(2.2%)	9.0%

Interest income (expense)	66	2,582	5,258	1,599	667	1,063	398	NM	104%	(69.6%)	(58.3%)	59.3%	(62.6%)	(31.2%)
Other income (expense), net		271	25	398	200	200	200
Interest expense	308	237	209	199	205	205	205	(23.1%)	(11.8%)	(5%)	3%	(0.0%)	0.0%	(3%)
Loss on Extinguishing Debt	1,016
Minority Interest			-	(471)	(550)	(550)	(550)

Pretax income	(9,098)	(11,215)	(3,614)	(4,540)	(4,377)	(476)	4,755	NM	NM	NM	NM	NM	NM	NM
Provision for income taxes		-	-	-	-	-	-
Tax rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Preferred Stock	5,150	18,431	-	-	-	-	-

Net income	(14,248)	(29,646)	(3,614)	(4,540)	(4,377)	(476)	4,755	NM	NM	NM	NM	NM	NM	NM
% of revenue	(91.8%)	(121%)	(12.8%)	(15.1%)	(11.5%)	(1.1%)	8.7%

Net income, continuing ops.	(14,047)	(25,701)	831	(834)	(377)	3,524	8,755	NM	NM	(200%)	NM	NM	148.4%	NM

Reported EPS	($2.51)	($2.80)	($0.09)	($0.11)	($0.27)	($0.01)	$0.11	NM	NM	NM	NM	NM	NM	NM
Non-operating gain (loss)	($0.04)	($0.37)	($0.11)	($0.09)	($0.26)	($0.09)	($0.09)
Operating EPS (diluted)	($2.47)	($2.42)	$0.02	($0.02)	($0.01)	$0.08	$0.19	NM	NM	(195%)	NM	NM	141.2%	NM
Diluted shares outstanding	5,683	10,601	39,706	41,984	42,631	43,910	45,227	86.5%	275%	5.7%	1.5%	3.0%	3.0%	33.7%

Free cash flow analysis:
Net income, continuing ops.	(14,047)	(25,701)	(3,614)	(4,540)	(4,377)	(476)	4,755	NM	NM	NM	NM	NM	NM	NM
plus: depreciation and amorization	1,982	2,371	2,415	3,236	6,168	6,194	6,152
minus: cap-ex	4,066	22,357	20,043	40,289	28,000	43,000	35,000	450%	(10.4%)	NM	(30.5%)	53.6%	(18.6%)	9.4%
as % of revenue	26.2%	91.2%	71.2%	133.9%	73.4%	97.2%	64.0%
plus: non-cash stock comp	201	3,945	4,445	3,706	4,000	4,000	4,000
Free cash flow	(15,930)	(41,742)	(16,797)	(37,887)	(22,209)	(33,282)	(20,093)	NM	NM	NM	NM	NM	NM	NM

Balance sheets data:
Cash and equivalents	6,663	100,989	115,587	75,370	53,161	19,879	19,879
Net debt	(68,069)	(100,110)	(114,417)	(74,126)	(51,917)	(18,635)	1,458
Effective annual interest expense	1.6%	32.2%	20.4%	16.5%	16.5%	16.5%	1.8%
Net PP&E	4,375	29,131	49,704	93,290	115,122	151,928	180,776
Total assets	89,316	148,093	181,823	191,367	213,199	250,005	278,853
Shareowners equity	(42,654)	128,712	160,849	161,605	157,228	156,752	161,507

Key Metrics
Billable subscribers (000s)	113	225	351	461	551	651	776	99.2%	56.0%	31.3%	19.5%	18.1%	19.2%	30.4%
Net new subscribers (000s)	38	112	126	109	90	100	125	197%	12.0%	(13.3%)	(17.4%)	11.1%	25.0%	(2.8%)
Average rev per subscriber (excl. Coast)	$6.91	$5.75	$5.24	$4.76	$4.78	$4.78	$4.78	(16.8%)	(8.9%)	(9.0%)	0.2%	0.0%	0.0%	(4.5%)

Source: Company Reports & OPCO Research Estimates.

5

ORBCOMM, Inc.

Key Risks to Price Target
Stocks trading under $5 are considered speculative and appropriate for risk-tolerant investors.

Important Disclosures and Certifications

Analyst Certification - The author certifies that this research report accurately states his/her personal views about the subject securities, which are reflected in the ratings as well as in the substance of this report. The author certifies that no part of his/her compensation was, is, or will be directly or indirectly related to the specific recommendations or views contained in this research report.

Potential Conflicts of Interest:
Equity research analysts employed by Oppenheimer & Co. Inc. are compensated from revenues generated by the firm including the Oppenheimer & Co. Inc. Investment Banking Department. Research analysts do not receive compensation based upon revenues from specific investment banking transactions. Oppenheimer & Co. Inc. generally prohibits any research analyst and any member of his or her household from executing trades in the securities of a company that such research analyst covers. Additionally, Oppenheimer & Co. Inc. generally prohibits any research analyst from serving as an officer, director or advisory board member of a company that such analyst covers. In addition to 1% ownership positions in covered companies that are required to be specifically disclosed in this report, Oppenheimer & Co. Inc. may have a long position of less than 1% or a short position or deal as principal in the securities discussed herein, related securities or in options, futures or other derivative instruments based thereon. Recipients of this report are advised that any or all of the foregoing arrangements, as well as more specific disclosures set forth below, may at times give rise to potential conflicts of interest.

All price targets displayed in the chart above are for a 12- to- 18-month period. Prior to March 30, 2004, Oppenheimer & Co. Inc. used 6-, 12-, 12- to 18-, and 12- to 24-month price targets and ranges. For more information about target price histories, please write to Oppenheimer & Co. Inc., 300 Madison Avenue, New York, NY 10017, Attention: Equity Research Department, Business Manager.

_________________

Oppenheimer & Co. Inc. Rating System as of January 14th, 2008:

Outperform(O) - Stock expected to outperform the S&P 500 within the next 12-18 months.

6

ORBCOMM, Inc.

Perform (P) - Stock expected to perform in line with the S&P 500 within the next 12-18 months.

Underperform (U) - Stock expected to underperform the S&P 500 within the next 12-18 months.

Not Rated (NR) - Oppenheimer & Co. Inc. does not maintain coverage of the stock or is restricted from doing so due to a potential conflict of interest.

Oppenheimer & Co. Inc. Rating System prior to January 14th, 2008:

Buy - anticipates appreciation of 10% or more within the next 12 months, and/or a total return of 10% including dividend payments, and/or the ability of the shares to perform better than the leading stock market averages or stocks within its particular industry sector.

Neutral - anticipates that the shares will trade at or near their current price and generally in line with the leading market averages due to a perceived absence of strong dynamics that would cause volatility either to the upside or downside, and/or will perform less well than higher rated companies within its peer group. Our readers should be aware that when a rating change occurs to Neutral from Buy, aggressive trading accounts might decide to liquidate their positions to employ the funds elsewhere.

Sell - anticipates that the shares will depreciate 10% or more in price within the next 12 months, due to fundamental weakness perceived in the company or for valuation reasons, or are expected to perform significantly worse than equities within the peer group.

Distribution of Ratings/IB Services Firmwide

			IB Serv/Past 12 Mos.

Rating	Count	Percent	Count	Percent

OUTPERFORM [O]	339	46.10	115	33.92
PERFORM [P]	370	50.30	118	31.89
UNDERPERFORM [U]	27	3.70	8	29.63

Although the investment recommendations within the three-tiered, relative stock rating system utilized by Oppenheimer & Co. Inc. do not correlate to buy, hold and sell recommendations, for the purposes of complying with FINRA rules, Oppenheimer & Co. Inc. has assigned buy ratings to securities rated Outperform, hold ratings to securities rated Perform, and sell ratings to securities rated Underperform.

_________________

Company Specific Disclosures

Oppenheimer & Co. Inc. expects to receive or intends to seek compensation for investment banking services in the next 3 months from ORBC.

Oppenheimer & Co. Inc. makes a market in the securities of ORBC.

_________________

_________________

Additional Information Available

Please log on to http://www.opco.com or write to Oppenheimer & Co. Inc., 300 Madison Avenue, New York, NY 10017, Attention: Equity Research Department, Business Manager.

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ORBCOMM, Inc.

_________________

Other Disclosures

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Enclosure 2: Selections from Oppenheimer research report, dated November 10, 2008.

EQUITY RESEARCH QUARTERLY UPDATE

November 10, 2008	TELECOMMUNICATION SERVICES/COMMUNICATIONS SERVICES

ORBCOMM, Inc.

In-line Quarter with Uncertain Revenue Visibility Going Forward

SUMMARY

Orbcomm reported 3Q08 break-even adjusted EPS of $0.00/sh, 1 cent better than our -$0.01 estimate. Revenues of $7.97M were 4% lower than our $8.31M, though +15.3% YoY (vs. +16.6% YoY in 2Q08). Adjusted EBITDA of $780M was nearly 3x higher than our $288M, primarily due to effective cost controls. We remain conservative in our net addition estimates (130K in FY08; 170K in FY09) as 3Q08 net adds were weak. We reiterate our Perform rating. We believe investors should remain on the sidelines until ORBC proves it can execute on its plan to ramp subscribers significantly and until it begins to beat guidance consistently. We view ORBC, as a stock trading under $5, as speculative and appropriate for risk-tolerant investors.

KEY POINTS

•	Orbcomm reported 3Q08 break-even adjusted EPS of $0.00/share, 1 cent better than our -$0.01 estimate. On a reported basis, Orbcomm reported EPS of -$0.02, also 1 cent better than our estimate/consensus of -$0.03. Revenues of $7.97M were 4% lower than our $8.31M estimate, though up 15.3% YoY (vs. 16.6% YoY increase in 2Q08).

•	Adjusted EBITDA of $780M was nearly 3x higher than our $288M estimate, primarily due to effective cost controls in the form of lower Cost of Services and SG&A. Gross Margins of 59.1% were 160bp higher than our estimate, while EBITDA margins were 630bp higher.

•	ORBC did not update customer volume guidance, and customer net additions of 21K were nearly half of our previous estimate. The weak subscriber additions were attributed to “technical issues” at two OEMS, and we remain conservative in our net addition estimates (130K in FY08; 170K in FY09).

•	Positively, the company reiterated its service revenue ($22-25M for 2008) and EBITDA guidance (positive adjusted EBITDA) for FY08, which are in line with our new estimates. However, we remain uncertain as to future sales volumes, and our sales volume estimates remain conservative

•	We reiterate our Perform rating. We believe investors should remain on the sidelines until the company proves it can execute on its plan to ramp subscribers significantly and until it begins to beat guidance consistently. We do remain positive on the long-term Machine-To-Machine opportunity.

Company Description

ORBCOMM, Inc. is a leading global satellite data communications company focused exclusively on machine-to-machine (M2M) communications.

See "Important Disclosures and Certifications" section at the end of this report for important disclosures, including potential conflicts of interest.
See "Price Target Calculation" and "Key Risks to Price Target" sections at the end of this report, where applicable.

Oppenheimer & Co Inc. 300 Madison Avenue 4th Floor New York, NY 10017 Tel: 800-221-5588 Fax: 212-667-8229

Enclosure 3: Selections from Agreement between Redwood Capital and SGC Advisory Services, Inc.

CONSULTING AGREEMENT

                    THIS CONSULTING AGREEMENT (the “Agreement”) is entered into as of the 9th day of May, 2008, by and between SGC Advisory Services, Inc. (the “Consultant”), acting as a consultant to RCG, LLC (“Redwood”).

BACKGROUND

                    WHEREAS, Redwood desires to engage the Consultant to provide certain business consulting services related to the transaction described in Exhibit A attached hereto and incorporated herein by reference (the “Transaction”); and

                    WHEREAS, The Consultant is willing to provide the requested consulting services to Redwood, provided that they agree to the other terms set forth in this Agreement.

                    NOW, THEREFORE, in consideration of the mutual promises and covenants set forth in this Agreement, the parties agree as follows:

        1.    Services. The Consultant agrees to provide the services described on Exhibit A on an exclusive basis to Redwood. In the event Redwood requests additional services related to the Transaction, the scope of such additional services shall be as agreed by the parties in writing and shall be governed by this Agreement.

        2.    Compensation. The parties agree that the compensation received in conjunction with the Project under any agreement that may be entered into by Redwood in connection with the Transaction will be split between the Consultant and Redwood as provided on Exhibit B attached hereto and incorporated herein by reference.

        3.    Term. The Consultant’s services to Redwood under this Agreement shall begin on the date of execution hereof, and shall end upon the soonest of (i) closing of a Transaction or (ii) six (6) months after the date of this Agreement; provided however that the parties may elect to extend the term of this Agreement pursuant to a written agreement which shall stipulate the termination date of the Agreement, as extended, the services to be provided during such extended term, and the additional compensation payable (if any) with respect to such additional services. Either party may terminate this Agreement by giving thirty (30) days’ prior written notice to the other, provided that fees paid to Redwood within one year of termination in conjunction with a Transaction shall be paid to the Consultant according to the terms in Exhibit B.

        4.    Compliance. Redwood may, from time to time, prescribe, and the Consultant shall comply with, rules and regulations regarding the conduct of the business contemplated by this Agreement to ensure that such business, as engaged in by the Consultant, shall conform to Redwood’s compliance and operational policies and procedures. In addition, Consultant shall not violate the terms of any indemnification agreement Redwood may enter into in conjunction with a Transaction.

1

        5.     Indemnification. The Consultant shall be party to and shall be entitled to the benefits of any indemnification agreement Redwood may enter into in conjunction with a Transaction. Redwood shall take such further action as Consultant shall reasonably request in order to afford the Consultant the full benefit of such indemnity.

        6.    Independent Contractor. The parties agree that the Consultant is an independent contractor to Redwood and will not be deemed an employee of Redwood for any purpose whatsoever. Neither party, nor such party’s directors, officers, employees or consultants, shall bind or make any commitment on behalf of the other party.

        7.    Amendments. This Agreement may only be amended or modified by a written instrument executed by both the Consultant and Redwood.

        8.    Governing Law. This Agreement will be constructed in accordance with and governed by the laws of the State of New York.

                    This Agreement constitutes the entire agreement between the parties and there are no further items or provisions, either oral or otherwise.

                    IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

SGC Advisory Services, Inc.

By: ________________________________ Name: Steven G. Chrust Title:

RCG, LLC

By: ________________________________ Name: Robert F. Doherty Title: Partner

2

EXHIBIT A

Consultant Services

                    The services to be provided by The Consultant under this Agreement are in connection with a proposed buyout transaction of ORBCOMM, Inc. (the “Target”) and include but are not limited to the following:

•	Assisting Redwood and potential buyers in their evaluation of the Company and proposed Transaction, including assessment of historical financial performance, market strategy, competition, products, growth opportunities and projected financial performance

•	Assessing potential buyers and attending meetings with interested parties, as needed

•	Interacting with Company management and/ or board members as appropriate

•	Assisting Redwood and interested parties in the structuring, due diligence and negotiation of a Transaction

•	Other services as may be required to successfully complete a Transaction

3

EXHIBIT B

Consultant Compensation

Redwood shall pay to the Consultant forty percent (40%) of the total fee compensation (exclusive of any expense reimbursement) Redwood receives in conjunction with Redwood’s engagement by a potential buyer, including cash received as retainers, break-up fees and success fees. Such payments shall be made to the Consultant immediately upon receipt by Redwood.

4

Enclosure 4: Selections from Agreement between Londonderry Capital and SGC Advisory Services, Inc.

CONSULTING AGREEMENT

                    THIS CONSULTING AGREEMENT (the “Agreement”) is entered into as of February 25, 2009, by and between SGC Advisory Services, Inc. (the “Consultant”), acting as a consultant to Londonderry Capital LLC (“Londonderry”).

BACKGROUND

                    WHEREAS, Londonderry has entered into a letter agreement with Michael Miron dated February 25, 2009 (the “Miron Agreement”) regarding a Transaction (Transaction and other capitalized terms not specifically defined herein shall have the meaning ascribed in the Miron Agreement) for the benefit of ORBCOMM Inc. (the “Company”) and desires to engage the Consultant to provide certain consulting services related to the Transaction; and

                    WHEREAS, the Consultant is willing to provide the requested consulting services to Londonderry.

                    NOW, THEREFORE, in consideration of the mutual promises and covenants set forth in this Agreement, the parties agree as follows:

        1.     Services.   The Consultant agrees to provide consulting services as mutually agreed between the parties which may include (i) assisting Londonderry and potential capital partners in their evaluation of the Company and a potential Transaction, including assessment of historical financial performance, market strategy, competition, products, growth opportunities and projected financial performance, (ii) assessing potential capital partners and attending meetings with interested parties, as needed, (iii) interacting with Company management and/or board members, as appropriate, and (iv) assisting Londonderry in the structuring and negotiation of a Transaction.

        2.     Compensation.   In consideration for the services rendered hereunder, the Consultant shall be entitled to a fee equal to 25% of any Advisory Fees paid to Londonderry under the Miron Agreement.

        3.     Expenses.  Londonderry will also seek to recoup out-of-pocket expenses incurred by the Consultant during the process (excluding fees and expenses incurred in connection with the proxy solicitation (e.g., legal fees, proxy solicitor fees, proxy printing and mailing costs)) from the Company under the expense reimbursement clause in the Miron Agreement (and after any and all expenses incurred by Londonderry are first recovered) and pay consultant such expenses recovered within 3 business days of receiving payment from the Company.

        4.     Term.   The Consultant’s services to Londonderry under this Agreement shall begin on the date of execution hereof, and shall end upon the soonest of (i) closing of a Transaction or (ii) six (6) months after the date of this Agreement; provided however that the parties may elect to extend the term of this Agreement pursuant to a written agreement which shall stipulate the termination date of the Agreement, as extended, the services to be provided during such extended term, and the additional compensation payable (if any) with respect to such additional services. Either party may terminate this Agreement at any time by giving written notice to the other, provided that if any fees are paid to Londonderry within one year of termination in conjunction with a Transaction under the Miron Agreement then the Consultant shall be entitled to compensation according to the terms in Section 2 above.

1

        5.     Independent Contractor.   The parties agree that the Consultant is an independent contractor to Londonderry and will not be deemed an employee of Londonderry for any purpose whatsoever. Neither party, nor such party’s directors, officers, employees or consultants, shall bind or make any commitment on behalf of the other party.

        6.     Amendments.   This Agreement may only be amended or modified by a written instrument executed by both the Consultant and Londonderry.

        7.     Governing Law.   This Agreement will be constructed in accordance with and governed by the laws of the State of New York, without giving effect to principles of conflicts of law.

        8.     Miscellaneous.   This Agreement:

(a) Comprises the entire agreement between the parties and there are no further items or provisions, either oral or otherwise;

(b) May not be assigned by either party without the prior written consent of the other;

(c) Is binding upon the parties and their successors and permitted assigns.

                  IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

SGC Advisory Services, Inc.

By: ________________________________ Name: Steven G. Chrust Title:

Londonderry Capital, LLC

By: ________________________________ Title: Managing Director

2

Enclosure 5: Selections from The Company’s presentations to investors:

Oppenheimer conference presentation, (June 3, 2008)

OPPENHEIMER

Annual

Communications & Technology Conference

June 3-4, 2008

Global Communications System Focused on M2M

• 29 mobile Low Earth Orbit satellites - contiguous global coverage • Approx. 380,000 billable subscriber communicators at 3/31/08 • VHF wavelength advantageous for M2M communications
• Two-way 100% full message acknowledgement • Single global technology standard • Broadcast capability • 15 gateways globally

ORBCOMM’s Addressable Markets

Intelligent Machines are Becoming Connected machines
• Rapidly growing installed base of machines in core vertical markets
• Projected device growth worldwide by 2014: 32.3% CAGR

Our Core Markets	2008 → 2014 CAGR	2008 → 2014 M2M Penetration	Total M2M Units Addressable by 2014
Heavy Equipment	19.8%	24.5 → 63.4%	8.5 million
Commercial Transport	32.6%	5.6 → 26.9%	90.8 million
Industrial Fixed Assets	39.7%	5.3 → 34.2%	73.6 million
Marine/Homeland Security *	31.0%	4.2 → 18.8%	248.0 million

101.6 million units expected to be connected in our four core markets by 2014

Source: Harbor Research, Inc. 2008

Catalysts for Growth

OEM Standardization
Caterpillar, Komatsu, Hitachi and Volvo have standardized product rollouts by model and region. New OEMS in the pipeline. More models and regions from current OEMs

Technology
Modems are getting smaller, cheaper and more efficient with power
Several new modems are coming to market with more features including multi-mode
New brands of ORBCOMM modems are coming to market with new distribution channels

More resellers, wider distribution and greater territorial coverage
Added 24 resellers in 2007. 2008 has started faster.
Partnerships with T-Mobile, AT&T and Wavecom in dual-mode business.
Added more international staff covering Japan, Europe, Australia, South America, Central America
Many more regulatory applications in process

New Satellites
New satellites will increase speed of the network - leading to more applications. New service - AIS Fully backward compatible Faster data speed, larger messages, Higher capacity

Significant Competitive Advantages

Built for low cost two-way data, not voice

		Terrestrial Networks	GEO Satellite	Big LEO Satellite
Focus on M2M Communications	X
2-Way Subscriber Equipment Cost	$100	$100	$400-1,500	$400-1,500
Industrially Rated Subscriber Equipment	X
Low Cost 2-Way Communications	X	X
Narrowband Optimization	X	X
Global Coverage	X			X
Replenishment Cost of Network*	$230 million	n/a	$1 billion	$1-3 billion

Most economical coverage for a 3,000 mile footprint
* Company estimate

Recent Announcements

•	Signed Next-Gen satellite contract with Sierra Nevada Corp. to build 18 satellites to launch starting 2010.

•	FCC approvals –

next-generation constellation approved; additional spectrum allocated; renewed license 15 years until 2025, Automatic Identification System approved for maritime signal receiver tracking.

•	ORBCOMM and Wavecom (Paris:AVM)(NASDAQ:WVCM) signed joint marketing agreement. Wavecom to promote dual-mode services. Wavecom announced the 'Q52', a device combining cellular-satellite-GPS technology on a single device.

•	Obtained a 37% stake in ORBCOMM Japan Ltd. to be able to provide better service to the Asia region. Ownership to increase to 51% in ORBCOMM-Japan.

CAPEX – Funding Sources

Funding to be provided by:
Cash on Hand, plus investment returns
$114 mm as of 3/31/08.

Internally Generated Cash Flow from Operations
Expectation is positive adjusted EBITDA for 2008
Positive adjusted EBITDA last two quarters on non-recurring items

Credit Facility pre-negotiated with satellite vendor, if needed.

CAPEX cash sources identified

Enclosure 5: Selections from The Company’s presentations to investors:

Company presentation, downloaded from the ORBCOMM web site (August 25, 2008)

ORBCOMM®
August 2008

ORBCOMM® Global M2M: Connecting the World's Assets

Global Communications System Focused on M2M

• 28 mobile Low Earth Orbit satellites - contiguous global coverage • Approx. 420,000 billable subscriber communicators at 6/30/08 • VHF wavelength advantageous for M2M communications
• Two-way 100% full message acknowledgement • Single global technology standard • Broadcast capability • 15 gateways globally

ORBCOMM’s Addressable Markets

Intelligent Machines are Becoming Connected machines
• Rapidly growing installed base of machines in core vertical markets
• Projected device growth worldwide by 2014: 32.3% CAGR

Our Core Markets	2008 → 2014 CAGR	2008 → 2014 M2M Penetration	Total M2M Units Addressable by 2014
Heavy Equipment	19.8%	24.5 → 63.4%	8.5 million
Commercial Transport	32.6%	5.6 → 26.9%	90.8 million
Industrial Fixed Assets	39.7%	5.3 → 34.2%	73.6 million
Marine/Homeland Security *	31.0%	4.2 → 18.8%	248.0 million

101.6 million units expected to be connected in our four core markets by 2014

Source: Harbor Research, Inc. 2008

Catalysts for Growth

OEM Standardization
Caterpillar, Komatsu, Hitachi and Volvo have standardized product rollouts by model and region. New OEMS in the pipeline. More models and regions from current OEMs

Technology
Modems are getting smaller, cheaper and more efficient with power
Several new modems are coming to market with more features including multi-mode
New brands of ORBCOMM modems are coming to market with new distribution channels

More resellers, wider distribution and greater territorial coverage
Added 24 resellers in 2007. Add 18 resellers through June 2008.
Partnerships with T-Mobile, AT&T and Wavecom in dual-mode business.
Added more international staff covering Japan, Europe, Australia, South America, Central America
Many more regulatory applications in process

New Satellites
New satellites will increase speed of the network - leading to more applications. New service - AIS Fully backward compatible Faster data speed, larger messages, higher capacity

Significant Competitive Advantages

Built for low cost two-way data, not voice

		Terrestrial Networks	GEO Satellite	Big LEO Satellite
Focus on M2M Communications	X
2-Way Subscriber Equipment Cost	$100	$100	$400-1,500	$400-1,500
Industrially Rated Subscriber Equipment	X
Low Cost 2-Way Communications	X	X
Narrowband Optimization	X	X
Global Coverage	X			X
Replenishment Cost of Network*	$230 million	n/a	$1 billion	$1-3 billion

Most economical coverage for a 3,000 mile footprint
* Company estimate

CAPEX

Quick Launch and Coast Guard Satellite
–	Payments nearly complete. Depreciation expense increases by over $5.0 million annually after launch.

Next-Gen Satellites – signed agreement in May 2008
–	Next-Gen satellites with expected first launch in 2010.

Network Ground Components
–	Fully functioning network with backward/forward compatibility give company maximum flexibility with timing of spending.

System ‘maintenance’ CAPEX
–	Periodic upgrades to hardware and software.

Spending flexibility with launches, insurance and ground components

CAPEX – Funding Sources

Funding to be provided by:
Cash on Hand, plus investment returns
$99 mm as of 6/30/08.

Internally Generated Cash Flow from Operations
Expectation is positive adjusted EBITDA for 2008
Positive adjusted EBITDA last three quarters

Credit Facility pre-negotiated with satellite vendor, if needed.

CAPEX cash sources identified

Enclosure 5: Selections from The Company’s presentations to investors:

UBS conference presentation (December 9, 2008)

ORBCOMM®

ORBCOMM® Global M2M: Connecting the World's Assets

Global Communications System/Satellites

• 27 1st generation and six recently-launched LEO satellites – contiguous global coverage • Approximately 442,000 billable subscriber communicators, as of September 30, 2008
• Fully independent operation
   gives built-in redundancy
• 6 recently launched satellites
   in orbit
• Increased capacity compared
   to 1st generation satellites
• Additional communications
   payload enables AIS
   capability
• Currently undergoing
   in-orbit testing
• Expected to be in service in Q1

ORBCOMM’s Addressable Markets

Intelligent Machines are Becoming Connected machines
• Rapidly growing installed base of machines in core vertical markets
• Projected device growth worldwide by 2014: 32.3% CAGR

Our Core Markets	2008 → 2014 CAGR	2008 → 2014 M2M Penetration	Total M2M Units Addressable by 2014
Heavy Equipment	19.8%	24.5 → 63.4%	8.5 million
Commercial Transport	32.6%	5.6 → 26.9%	90.8 million
Industrial Fixed Assets	39.7%	5.3 → 34.2%	73.6 million
Marine/Homeland Security *	31.0%	4.2 → 18.8%	248.0 million

101.6 million units expected to be connected in our four core markets by 2014

Source: Harbor Research, Inc. 2008

Catalysts for Growth

OEM Standardization
Caterpillar, Komatsu, Hitachi and Volvo have standardized product rollouts by model and region New OEMS in the pipeline More models and regions from current OEMs

Technology
Modems are getting smaller, cheaper and more efficient with power
Several new modems are coming to market with more features including multi-mode
New brands of ORBCOMM modems are coming to market with new distribution channels

More resellers, wider distribution and greater territorial coverage
Added 24 resellers in 2007. Added 23 resellers through September 2008
Network agreements with T-Mobile, AT&T, and Rogers
Hardware provided by Quake, Stellar, and Wavecom
International staff covering Japan, Europe, Australia, South America, Central America
Additional regulatory applications in process

New Satellites
New satellites will increase speed of the network – expected to lead to more applications New service - AIS Fully backward compatible Faster data speed, larger messages, higher capacity

Significant Competitive Advantages

Built for low cost two-way data, not voice

		Terrestrial Networks	GEO Satellite	Big LEO Satellite
Focus on M2M Communications	X
2-Way Subscriber Equipment Cost	$100	$100	$400-1,500	$400-1,500
Industrially Rated Subscriber Equipment	X
Low Cost 2-Way Communications	X	X
Narrowband Optimization	X	X
Global Coverage	X			X
Replenishment Cost of Network*	$230 million	n/a	$1 billion	$1-3 billion

Most economical coverage for a 3,000 mile footprint
* Company estimate

CAPEX

Quick Launch and Coast Guard Satellite
–	Payments nearly complete. Depreciation expense increases by over $5.0 million annually after satellites placed into service.

Next-Gen Satellites – signed agreement in May 2008
–	Next-Gen satellites being built. Launch timing and configuration not yet committed.

Network Ground Components
–	Fully functioning network with backward/forward compatibility give company flexibility with timing of spending.

System ‘maintenance’ CAPEX
–	Periodic upgrades to hardware and software.

Expected flexibility with launches, insurance and ground components

CAPEX – Expected Funding Sources

Cash on Hand, plus investment returns (As of 9/30/08)
$88 million cash and cash equivalents
$5 million in restricted cash

Internally Generated Cash Flow from Operations
Expectation is positive adjusted EBITDA for 2008
Positive adjusted EBITDA last four quarters
Positive Cash flow from operations of $4.6 million year-to-date

Credit Facility available from satellite vendor, if needed.

CAPEX cash sources identified

Enclosure 5: Selections from The Company’s presentations to investors:

Raymond James conference presentation (March 10, 2009)

ORBCOMM’s Addressable Markets

Intelligent Machines are Becoming Connected machines
• Rapidly growing installed base of machines in core vertical markets
• Projected device growth worldwide by 2014: 32.3% CAGR

Our Core Markets	2008 → 2014 CAGR	2008 → 2014 M2M Penetration	Total M2M Units Addressable by 2014
Heavy Equipment	19.8%	24.5 → 63.4%	8.5 million
Commercial Transport	32.6%	5.6 → 26.9%	90.8 million
Industrial Fixed Assets	39.7%	5.3 → 34.2%	73.6 million
Marine/Homeland Security *	31.0%	4.2 → 18.8%	248.0 million

101.6 million units expected to be connected in our four core markets by 2014

Source: Harbor Research, Inc. 2008

4

Catalysts for Growth

OEM Standardization
Caterpillar, Doosan Infracore America, Hitachi, Komatsu, and Volvo have standardized product rollouts New OEMS in the pipeline More models and regions from current OEMs

Technology
Modems are getting smaller, cheaper and more efficient with power
Several new modems are coming to market with more features including multimode
New brands of ORBCOMM modems are coming to market with new distribution channels

More resellers, wider distribution and greater territorial coverage
Added 24 resellers in 2007. Added 23 resellers through September 2008
Network agreements with TMobile, AT&T, and Rogers
Hardware provided by Quake, Stellar, and Wavecom
International staff covering Japan, Europe, Australia, South America, Central America
Additional regulatory applications in process

Next Generation Satellites
New satellites will increase speed of the network – expected to lead to more applications New service AIS Fully backward compatible Faster data speed, larger messages, higher capacity

5

Significant Competitive Advantages

Built for low cost two-way data, not voice

		Terrestrial Networks	GEO Satellite	Big LEO Satellite
Focus on M2M Communications	X
2-Way Subscriber Equipment Cost	$100	$100	$400-1,500	$400-1,500
Industrially Rated Subscriber Equipment	X
Low Cost 2-Way Communications	X	X
Narrowband Optimization	X	X
Global Coverage	X			X
Replenishment Cost of Network*	$230 million	n/a	$1 billion	$1-3 billion

Most economical coverage for a 3,000 mile footprint
* Company estimate

6

Model Provides High Operating Leverage

•	Subscriber Revenue
–	Recurring Revenue from growing base of subscribers
–	Subscriber Communicators growth – Up 31.0% Over Year-end 2007
–	Relatively low churn / long asset lifecycles / wide range of ARPU
•	Attractive subscriber economics
–	Our VARs bear costs related to subscriber acquisition and care
•	Low operating cost structure
–	Low CapEx requirement to replenish satellites
•	Minimal cost to deliver AIS revenue

High operating leverage
High EBITDA margins at scale
CapEx ‘holiday’ could provide significant free cash flow generation

New Revenues Expected From AIS Consistent With High Margin And Attractive Operating Leverage

11

Enclosure 6: Supplemental Materials to Support Market Share Size and Growth (spreadsheet)

Supplemental Materials to Support Market Share Size and Growth
Based on company management presentation, which sources Harbor Research

	Addressable Units CAGR 2008-14	Addressable units (MM) 2008	Addressable units (MM) 2014	M2M Penetration % 2008	M2M Penetration pen % 2014	Connected Units 2008	Connected Units 2014	Connected Units CAGR 2008-14

Heavy Equipment	19.8%	2.9	8.5	24.5%	63.4%	0.7	5.4	40%
Commercial Transport	32.6%	16.7	90.8	5.6%	26.9%	0.9	24.4	72%
Industrial Fixed Assets	39.7%	9.9	73.6	5.3%	34.2%	0.5	25.2	91%
Marine / Government	31.0%	49.1	248.0	4.2%	18.8%	2.1	46.6	68%

Total	32.3%	78.6	420.9	5.4%	24.1%	4.2	101.6	70%

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